UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated December 30, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 30, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THE MERGER OF SANTANDER HIPOTECARIO, S.A. DE C.V., SOCIEDAD FINANCIERA DE OBJETO MÚLTIPLE, ENTIDAD REGULADA, GRUPO FINANCIERO SANTANDER MÉXICO WITH AND INTO SANTANDER VIVIENDA, S.A. DE C.V., SOCIEDAD FINANCIERA DE OBJETO MÚLTIPLE, ENTIDAD REGULADA, GRUPO FINANCIERO SANTANDER MÉXICO, BOTH OF WHICH ARE PART OF ITS FINANCIAL GROUP (GRUPO FINANCIERO).

Mexico City, Mexico, December 30 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Group") today announced that Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (hereinafter, Santander Hipotecario) and Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (hereinafter, Santander Vivienda) held their respective General Extraordinary Shareholder’s Meetings (Asambleas Generales Extraordinarias de Accionistas) today, at which their shareholders approved the merger pursuant to which Santander Hipotecario (sociedad fusionada) will merge with and into Santander Vivienda (sociedad fusionante) and Santander Vivienda shall continue as the surviving corporation. In furtherance thereof, Section Two of the Bylaws and the Single Accountability Agreement (Convenio Único de Responsabilidades) entered into between Santander México and its financial entities (entidades financieras) shall be amended, in accordance with the resolutions approved at Grupo’s General Ordinary and Extraordinary Shareholders’ Meeting (Asamblea General Ordinaria y Extraordinaria de Accionistas) on December 5, 2016.

About Grupo Financiero Santander México, S.A.B. De C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2016, Santander México had total assets of Ps.1,242 billion under Mexican Banking GAAP and more than 13 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 311 offices nationwide and has a total of 16,828 employees.

Investor Relations Contact

Héctor Chávez Lopez – Managing Director – IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

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